SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

George B. Hanna

Senior Vice President, Chief Legal and Administrative Officer

SecureWorks Corp.

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  March 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105

1	Names of reporting persons Michael R. Cote
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 2,590,462 shares of Class A Common Stock
	8	Shared voting power -0-
	9	Sole dispositive power 1,451,980 shares of Class A Common Stock
	10	Shared dispositive power -0-

11	Aggregate amount beneficially owned by each reporting person 2,590,462 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 18.6% (1)
14	Type of reporting person (see instructions) IN

(1)	Based on 13,029,259 shares of Class A Common Stock outstanding as of March 17, 2021, as provided by the Issuer.

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Explanatory Note

This Amendment No. 5 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Person on May 17, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2018, Amendment No. 2 to the Schedule 13D filed on March 1, 2019, Amendment No. 3 to the Schedule 13D filed on February 28, 2020 and Amendment No. 4 to the Schedule 13D filed on April 23, 2020 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment is being filed to report the receipt by the Reporting Person on March 15, 2021 of a compensatory equity incentive award by the Issuer, as described below.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4, as amended, is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 23, 2021, the Reporting Person, who serves as the Chief Executive Officer of the Issuer, earned 18,181 additional restricted shares of Class A Common Stock in connection with a compensatory equity incentive award under the 2016 Plan previously granted to the Reporting Person on April 17, 2020 in the initial amount of 227,273 performance-based restricted shares of Class A Common Stock. The Reporting Person earned the 18,181 additional shares of Class A Common Stock upon the certification by the Compensation Committee of the Board of achievement above target by the Issuer of specified performance goals related to such performance award in accordance with the terms of such award.

On March 15, 2021, the Reporting Person received a compensatory equity incentive award under the 2016 Plan approved by the Board in the aggregate amount of 466,644 shares, consisting of 233,322 time-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s applicable form of Restricted Stock Agreement for executives and 233,322 performance-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s applicable form of Performance-Based Restricted Stock Agreement for executives.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended in their entirety as follows:

(a)

As of March 17, 2021, the Reporting Person beneficially owned 2,590,462 shares of the Class A Common Stock, consisting of (i) 1,138,482 restricted shares of Class A Common Stock which are subject to vesting, (ii) 889,183 shares of Class A Common Stock which the Reporting Person either may acquire upon the exercise of vested stock options or will be able to acquire upon the exercise of stock options vesting as of or within 60 days after such date and (iii) 562,797 unrestricted shares of Class A Common Stock. As of such date, the 2,590,462 shares of Class A Common Stock beneficially owned by the Reporting Person represented approximately 18.6% of the shares of Class A Common Stock.(1)

(b)	As of March 17, 2021, the Reporting Person has:

(i)	sole power to vote or direct the vote of 2,590,462 shares of Class A Common Stock;

(ii)	shared power to vote or direct the vote of -0- shares of Class A Common Stock;

(1)	Based on 13,029,259 shares of Class A Common Stock outstanding as of March 17, 2021, as provided by the Issuer.

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(iii)	sole power to dispose or direct the disposition of 1,451,980 shares of Class A Common Stock(2); and

(iv)	shared power to dispose or direct the disposition of -0- shares of Class A Common Stock.

(c)

Except (1) as described in Item 4 above with respect to the receipt of the compensatory equity awards under the 2016 Plan and (2) for the delivery by the Reporting Person to the Issuer of 21,981 shares of Class A Common Stock on March 2, 2021 in satisfaction of tax withholding obligations related to the vesting on such date of previously reported awards of restricted shares under the 2016 Plan, there have been no transactions in shares of Class A Common Stock by the Reporting Person during the past 60 days. The delivery of such 21,981 shares to the Issuer was executed at a price of $14.85 per share of Class A Common Stock.

The information set forth in Items 4 and 6, as amended, is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following information under the caption “SecureWorks Corp. 2016 Long-Term Incentive Plan.”

•

Receipt of an additional 18,181 performance-based restricted shares of Class A Common Stock on February 23, 2021 upon the certification by the Compensation Committee of the Board of achievement with respect to a compensatory equity incentive award under the 2016 Plan previously granted to the Reporting Person on April 17, 2020 in the initial amount of 227,273 performance-based restricted shares of Class A Common Stock. The additional 18,181 shares will vest in three equal installments on each of (i) April 17, 2021, (ii) April 17, 2022 and (iii) April 17, 2023.

•

Grants of (a) time-based restricted shares of Class A Common Stock and (b) performance-based restricted shares of Class A Common Stock, made on March 15, 2021 in accordance with the Issuer’s compensation policy with respect to its executive officers. Each of the time-based awards vests ratably over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its subsidiaries on each vesting date, with the first vesting date to occur on March 15, 2022. Each of the performance-based awards will be earned, if any, upon the achievement of performance goals specified, or provided for, in the applicable award agreement and thereafter will vest over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its subsidiaries on each vesting date, with the first vesting event to occur on the later of (i) the date of certification of achievement, which will be no later than 75 days following January 28, 2022, or (ii) March 15, 2022, and with subsequent vesting events to occur on March 15, 2023 and March 15, 2024.

(2)

As of March 17, 2021, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the unvested restricted shares of Class A Common Stock beneficially owned by the Reporting Person. Of the 2,590,462 shares of Class A Common Stock beneficially owned by the Reporting Person as of such date, 1,138,482 are restricted shares of Class A Common Stock over which the Reporting Person will not have investment power until the vesting thereof, as reported in Item 6 of the Schedule 13D. Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. The holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a stockholder vote. As of March 17, 2021, (i) 13,029,259 shares of Class A Common Stock were issued and outstanding, as provided by the Issuer, and (ii) 70,000,000 shares of Class B Common Stock were issued and outstanding, all of which shares of Class B Common Stock were beneficially owned by Dell Technologies Inc. through an indirect wholly-owned subsidiary. As of March 17, 2021, the Reporting Person has voting power over shares of Class A Common Stock representing approximately 0.36% of the combined voting power of both classes of common stock of the Issuer.

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Item 6 is hereby amended by the addition of the following information under the caption “Award Agreements Under SecureWorks Corp. 2016 Long-Term Incentive Plan:”

Time-based restricted shares of Class A Common Stock and performance-based restricted shares of Class A Common Stock granted to the Reporting Person by the Issuer, beginning with the award granted on March 15, 2021 described above, will be made in accordance with the Issuer’s currently effective form of Restricted Stock Agreement for executives under the 2016 Plan and currently effective form of Performance-Based Restricted Stock Agreement for executives under the 2016 Plan, respectively, which were approved by the Board on March 15, 2021. These award agreements have terms that are substantially the same as the terms of the Issuer’s previously effective forms of Restricted Stock Agreement for executives under the 2016 Plan and Performance-Based Restricted Stock Agreement for executives under the 2016 Plan.

The foregoing descriptions of the Issuer’s forms of Restricted Stock Agreement for executives and Performance-Based Restricted Stock Agreement for executives are qualified in their entirety by reference to the complete text of such documents, which are filed as exhibits hereto and incorporated by reference herein.

Items 4, 5 and 7, as amended, are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 9 – Form of Restricted Stock Agreement for executives under SecureWorks Corp. 2016 Long-Term Incentive Plan.

Exhibit 10 – Form of Performance-Based Restricted Stock Agreement for executives under the SecureWorks Corp. 2016 Long-Term Incentive Plan.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Date: March 17, 2021

MICHAEL R. COTE

By:	/s/ George B. Hanna
Name:	George B. Hanna
Title:	Attorney-in-Fact

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